UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TRI Pointe Homes, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87265H109
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]          Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 87265H109	Page 2 of 11 Pages

1.	Names of Reporting Persons. VIII/TPC Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	14,569,214(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	11,985,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,569,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 46.1%(2)
12.	Type of Reporting Person: OO

(1) See disclosure in Item 8 hereof.
(2) The percent ownership calculated is based upon an aggregate of 31,597,907 Shares outstanding.

SCHEDULE 13G

CUSIP No.: 87265H109	Page 3 of 11 Pages

1.	Names of Reporting Persons. Barry S. Sternlicht
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	14,569,214(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	11,985,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,569,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 46.1%(2)
12.	Type of Reporting Person: IN, HC

(1) See disclosure in Item 8 hereof.

(2) The percent ownership calculated is based upon an aggregate of 31,597,907 Shares outstanding.

SCHEDULE 13G

CUSIP No.: 87265H109	Page 4 of 11 Pages

1.	Names of Reporting Persons. VIII Management L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	14,569,214(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	11,985,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,569,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 46.1%(2)
12.	Type of Reporting Person: PN, HC

(1) See disclosure in Item 8 hereof.

(2) The percent ownership calculated is based upon an aggregate of 31,597,907 Shares outstanding.

SCHEDULE 13G

CUSIP No.: 87265H109	Page 5 of 11 Pages

1.	Names of Reporting Persons. VIII-J Management L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	14,569,214(1)
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	11,985,905
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,569,214
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 46.1%(2)
12.	Type of Reporting Person: PN, HC

(1) See disclosure in Item 8 hereof.

(2) The percent ownership calculated is based upon an aggregate of 31,597,907 Shares outstanding.

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

TRI Pointe Homes, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

19520 Jamboree Road, Suite 200
Irvine, CA 92612

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

(i)      VIII/TPC Holdings, L.L.C. ;

(ii)      Barry S. Sternlicht;

(iii)     VIII Management L.P.; and

(iv)      VIII-J Management L.P.

This Statement relates to the Shares (as defined herein) held by VIII/TPC Holdings, L.L.C., a Delaware limited liability company (the “Starwood Fund”).  The Starwood Fund is managed by VIII Management L.P., a Delaware limited partnership, and VIII-J Management L.P., a Delaware limited partnership (collectively, the “General Partners”), which are owned affiliates of Starwood Capital Group Global, L.P. (the “Starwood Capital Group”).  Barry S. Sternlicht is the controlling partner of Starwood Capital Group and controls the General Partners.  Mr. Sternlicht and the General Partners may be deemed to share voting power and investment control over the Shares held by the Starwood Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is 591 West Putnam Ave., Greenwich, CT 06830.

Item 2(c).	Citizenship:

(i)      VIII/TPC Holdings, L.L.C.: Delaware

(ii)      Barry S. Sternlicht: United States

(iii)     VIII Management L.P.; Delaware

(iv)      VIII-J Management L.P.: Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

87265H109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Page 7 of 11 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

VIII/TPC Holdings, L.L.C.

(a)	Amount Beneficially Owned:		14,569,214

(b)	Percent of Class:		46.1%(1)

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	14,569,214(2)

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	11,985,905

Barry S. Sternlicht

(a)	Amount Beneficially Owned:		14,569,214

(b)	Percent of Class:		46.1%(1)

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	14,569,214(2)

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	11,985,905

VIII Management L.P.

(a)	Amount Beneficially Owned:		14,569,214

(b)	Percent of Class:		46.1%(1)

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	14,569,214(2)

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	11,985,905

Page 8 of 11 Pages

VIII-J Management L.P.

(a)	Amount Beneficially Owned:		14,569,214

(b)	Percent of Class:		46.1%(1)

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	0

	(ii)	shared power to vote or to direct the vote	14,569,214(2)

	(iii)	sole power to dispose or to direct the disposition of	0

	(iv)	shared power to dispose or to direct the disposition of	11,985,905

(1) The percent ownership calculated is based upon an aggregate of 31,597,907 Shares outstanding.

(2) See disclosure in Item 8 hereof.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Each of the Reporting Persons may be deemed to share voting power over an aggregate of 2,583,309 Shares held by BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas J. Bauer, Thomas J. Mitchell and Michael D. Grubbs.  Messrs. Bauer, Mitchell and Grubbs are executive officers of the Issuer.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 14, 2014

VIII/TPC HOLDINGS, L.L.C.

By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht

VIII MANAGEMENT L.P.

By:	Starwood Funds GP, L.L.C., its general partner,

	By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President

VIII-J MANAGEMENT L.P.

By:	Starwood Funds GP, L.L.C., its general partner,

	By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of TRI Pointe Homes, Inc. dated as of February 14, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE:  February 14, 2014

VIII/TPC HOLDINGS, L.L.C.

By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President

BARRY S. STERNLICHT

/s/ Barry S. Sternlicht

VIII MANAGEMENT L.P.

By:	Starwood Funds GP, L.L.C., its general partner,

	By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President

VIII-J MANAGEMENT L.P.

By:	Starwood Funds GP, L.L.C., its general partner,

	By:	/s/ Ellis F. Rinaldi
Ellis F. Rinaldi, Executive Vice President